Exhibit 21, Form 10-K

Kansas City Life Insurance Company

SUBSIDIARIES

Kansas City Life Insurance Company’s significant insurance subsidiaries are:

1.	Sunset Life Insurance Company of America, a corporation organized under the laws of the State of Washington and redomesticated to the State of Missouri.

2.	Old American Insurance Company, a corporation organized under the laws of the State of Missouri.

The Company’s non-insurance subsidiaries are not significant individually or in the aggregate.